Exhibit 21.1

Subsidiary	Jurisdiction

ROVCAL, Inc.	USA (California)

ROV Holding, Inc.	USA (Delaware)

ROV International Finance Company	Cayman Islands

Rayovac Europe GmbH	Germany

Rayovac (UK) Limited	United Kingdom

ROV German Finance GmbH	Germany

ROV German Limited GmbH	Germany

VARTA Consumer Batteries GmbH & Co. KGaA	Germany